FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2018

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

2311 E. Main Ave. Suite 200 Spokane, WA 99202	(509) 994-8577
Address of Principal Executive Office	Telephone Number
Series A Preferred Stock, par value $0.0001 Class of Securities Offered

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Certain important risk factors are identified in the Company’s “Offering Circular Dated June 28, 2018”, which can be found here: https://www.sec.gov/Archives/edgar/data/1646921/000105291818000259/hsi253g2june28-18v2.htm (the “Offering Circular”). Additional factors that could cause actual results to differ materially from those in the forward-looking statements in this Annual Report or that could otherwise have a material adverse effect on our operations and future prospects include, but are not limited to, the following:

•Our auditor has issued a “going concern” opinion.

•We have a limited operating history and a history of losses and may never achieve or maintain profitability.

•We need capital to achieve our technology development and business goals.

•We are reliant on the successful development of our own proprietary technology and products.

•Some of our technologies are relatively new and unproven and we have limited experience introducing new products.

•We are spending time and resources with limited contractual commitment from our potential customers.

•Our business model is subject to change.

•We may be unable to protect our proprietary technologies and defend our intellectual property rights.

•We may be subject to intellectual property infringement claims in the future.

•Existing license agreements impose restrictions and requirements that limit HyperSciences’ ability to exploit and commercialize its intellectual property.

•Competitive technologies could limit our ability to successfully deploy our technologies.

•Use of our technologies and products involve safety risks.

•We are currently dependent on a few key personnel, and loss of one or more key personnel and/or a failure to attract and retain other highly qualified personnel in the future could harm our business.

•Certain uses of our technology may be subject to regulation by federal and state governmental authorities.

•We may be unable to effectively manage the growth and expansion of our business.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.  Business

Corporation History and Background

EnergeticX.net, LLC, a Washington limited liability Company (“EnergeticX”), was formed on February 2, 2010, for the purpose of developing and commercializing technologies relating to the Ram Accelerator (“RAMAC”), which we believe to be the world’s fastest practical commercial projectile technology.  The RAMAC, first invented and tested at the University of Washington, has been demonstrated with industrial gases (natural gas, air, hydrogen, oxygen etc.) propelling low-cost plastic and metallic projectiles up to hypervelocity speeds (2.5+km/s, Mach 7.2+ or greater than 5500 mph) and is theoretically capable of firing past 8 km/s (Mach 23+; or greater than 18,000 mph).

HyperSciences was formed in October 2014 to focus on non-spaceflight applications (i.e. below 100km Mean Sea Level (MSL) of Earth – also known as the Von Karman Line) of the RAMAC technology, and Pipeline2Space, Inc., a Nevada corporation that is majority-owned by EnergeticX, is an entity that focuses on spaceflight applications (at or above 100km MSL) of the RAMAC technology.

EnergeticX is owned by Mark Russell (CEO/Founder/Director of HyperSciences), Charles Russell (VP/Director of HyperSciences), and Mary K. and Robert L. Russell (parents of Mark and Charles Russell). EnergeticX is the majority stockholder of HyperSciences, Inc. See “Description of Business – Intellectual Property” at page 27 of the Offering Circular and Exhibits 6.7 and 6.8 to this Annual Report for additional information regarding the EnergeticX license agreements with HyperSciences.

Since its formation, HyperSciences has been partially funded for the development and testing of its HyperDrill™ technology through non-equity, sponsored research contracts with the Shell GameChanger™ Program and an oil and gas Joint Industry Project. HyperSciences has also received non-equity funding through Phase I of a NASA Small Business Innovation Research contract (the NASA “SBIR Contract”). Additionally, HyperSciences has accepted $3,393,237 in convertible note funding from angel investors from 2015 through December 31, 2018 ($344,500 of which was from EnergeticX and Mark Russell in the form of forgiveness of prior debt obligations of the Company in exchange for negotiated convertible notes), and has accepted other loans as described in the “Use of Proceeds to Issuer” Section at pg. 22 of the Offering Circular.

As of December 31, 2018, HyperSciences had five (5) employees, with all five (5) being full-time. As of the date of this filing, the number of employees of HyperSciences is five (5), with all five (5) being full-time.

HyperSciences is not subject to any bankruptcy, receivership or similar proceeding and is not involved in any legal proceedings material to the business or financial condition of the business. HyperSciences is also not subject to any merger, consolidation, or purchase of a significant amount of assets not in the ordinary course of business. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation as discussed at page 11 of the financial statements. During the year ending December 31, 2018, HyperSciences sold a piece of excavating equipment called a roadheader outside the ordinary course of business at a price of $49,000 because the equipment was not necessary for the planned business of the Company. HyperSciences is not subject to any other sale of a significant amount of assets not in the ordinary course of business.

Our Products

HyperSciences’ key technology is the HyperCore™, a system that utilizes low-cost chemical energy to accelerate projectiles to very high velocities. We plan to market our products via an Equipment-As-A-Service model, supported by sales of consumable projectiles for use in all HyperCore™ based systems. The following main applications utilize the HyperCore™ technology:

•HyperCore™ 50 is the planned primary equipment offering for initial commercial field trials. The design of HyperCore 50 is anticipated to automatically load and fire 38mm (1.5”) diameter projectiles of various masses and shapes at velocities up to approximately Mach 5 (1720 m/s). The system is expected to accelerate projectiles to sufficient initial velocities for further acceleration using RAMAC or Baffled Tube Ram Accelerator technologies. The HyperCore™ 50 design is essentially a “starter” and autoloading component that is extensible for use in longer RAMAC systems, multi-stage RAMAC as well as larger diameter systems.

In September 2018, the management of the Company determined the best use of research and development resources was to focus on this 50mm system as a flexible design to support both the contracted HyperDrill™ field trials relating to the JIP Agreement (as such term is defined in Item 2 - “Trend Information” below) and the anticipated future tunneling and mining field trials. On its own, the HyperCore 50™ is expected to provide suitable kinetic energy for the field trials relating to the JIP Agreement and velocities of Mach 3 to 5 for mining/tunneling field trials.

The HyperCore™ 50 is expected to have faster recycle times (shot to next shot) and require less materials for manufacture and less propellant per shot than the 100mm systems previously discussed in the Company’s reports and the Offering Circular. While the design of the 50mm system may be more readily adaptable to a variety of industrial propellants, it may also involve additional engineering challenges relating to delivery of propellant and thermal management. Although additional projectiles are needed to achieve comparable rock breaking performance in tunneling/mining compared to a 100mm system, the overall 50mm system economics from both a production and customer cost perspective are expected to be comparable in aggregate and more compatible with the needs for successful HyperDrill field trials relating to the JIP Agreement. The company has substantially completed the manufacturing of 2 HyperCore™ 50 units as of the date of this Annual Report and expects to begin testing these units in summer 2019 prior to JIP Agreement field trials and mining/tunneling demos.

•Hyper Tunneling and Mining System (HTBM™) is our robotic mining and tunneling solution that uses repetitive hypervelocity projectile impacts to fracture rock for extraction. We believe this approach dramatically improves tunneling speed, eliminates dangerous explosives, and reduces capital and operating costs compared to traditional rotary tunneling boring machines and drill and blast methods. This implementation of HyperCore™ will feature ancillary equipment developed for underground tunneling and mining, including robotic steering and acoustic damping.

•HyperDrill™ is a downhole energy drilling solution that is compatible with existing drilling systems. This system is intended to offer improved performance at reduced cost compared to traditional drilling technologies. After planned successful 2019 Phase 1 field trials relating to the JIP Agreement, which we anticipate will demonstrate significantly improved rate of penetration using the surface HyperCore 50 as the projectile launcher, a Phase 2 JIP for HyperDrill is anticipated to develop the down-hole commercial tool offering.

•Energy Anywhere™ Geothermal leverages our high-speed drilling and scalable direct thermoelectric power generation technologies to provide a cost-effective solution for baseload power operations. This system is planned to use silicon-based thermo-electric generators placed deep within the Earth to access geothermal energy. The development of the Energy Anywhere Geothermal system is dependent on the successful development of HyperDrill, which will allow for low-cost, high-speed drilling.

•HyperDrone™ is a land or sea-based high-altitude drone launch service for communication, Earth observation, and hypersonic propulsion testing markets. This service uses proprietary HyperSciences projectiles launched through a modified HyperCore™ tubular launch system. This system allows for a tailored G-load profile to protect sensitive equipment and instrumentation. The system is intended to quickly punch through the atmosphere and deliver communication equipment or aeronautical drone platforms (helium balloons, solar-winged vehicles, SCRAMJET test vehicles, etc.) to extreme altitudes (such as the stratosphere). HyperDrone™ systems are scalable because both the length and diameter of the launch system can be modified to adjust to different launch requirements.

Special or Distinctive Characteristics of HyperSciences’ Business

HyperSciences’ ability to accomplish its business goals depends upon numerous factors internal and external to HyperSciences. HyperSciences has not yet released its products for commercial use and during the annual period ended December 31, 2018, received revenue from sponsored research funding in the amount of $82,860. HyperSciences is reliant upon successful development and customer adoption of its products. Product development may involve unforeseen technical difficulties or new regulatory challenges, and HyperSciences may require additional funding to support continued development. The drilling, mining, and tunneling markets all include large, established competitors. These established businesses may be able to leverage their scale and market position to prevent HyperSciences from successfully marketing its products. HyperSciences intends to provide products with commercially appealing capabilities and pricing, but HyperSciences does not yet know if it will be able to successfully achieve adoption of its products.

Item 2.  For additional information related to HyperSciences’ business, please review the “Risk Factors” section at page 10 of the Offering Circular. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended as a review of significant factors affecting the Company’s financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with the Company’s financial statements and the notes presented herein. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of the risk factors set forth above and other factors discussed in this prospectus.

Operating Results

During the annual period ended December 31, 2018, the Company had $82,860 in revenues, compared to $0 in revenues for the year ending December 31, 2017. The 2018 revenues related to the first two payments received by the Company under Phase I of the NASA SBIR Contract. There were no accounts receivable as of either year end. The Company had net losses of $2,166,043 and $1,492,072 during the years ended December 31, 2018 and December 31, 2017, respectively. The additional losses from operations in the year ended December 31, 2018 were largely attributed to research and development, continuing patent prosecution, personnel expenses, marketing expenses, and professional fees related to continued product development and fundraising efforts of the Company. Additionally, there was interest expense from outstanding convertible notes of $217,334 and $240,715 for the two years ended December 31, 2018, and December 31, 2017, respectively. The relative lower interest expense in the year ended December 31, 2018, is because numerous convertible notes were converted to stock in the first quarter of 2018.

Liquidity and Capital Resources

At December 31, 2018, the Company had negative working capital of $1,492,283, as compared to $3,589,279 at December 31, 2017.  During the year ended December 31, 2018, the Company experienced negative cash from operations of $1,765,018, expended $424,774 for investing activities, and had $3,480,635 provided by finance activities. During the year ended December 31, 2017, the Company experienced negative cash from operations of $997,531, expended $184,837 for investing activities, and had $1,070,000 provided by finance activities.

During the year ended December 31, 2017, the cash used in operating activities was primarily a result of the Company’s net loss and partially offset by accrued interest and expenses during the annual period. During the year ended December 31, 2018, the cash used in operating activities was primarily a result of the Company’s net loss offset somewhat by $249,283 of share-based compensation and an increase of accrued interest of $213,144.  The large increase in funds provided by financing activities for the year ended December 31, 2018 was primarily a result of receiving $3,415,599 in net proceeds from the Series A Preferred stock issuances.  The large increase in net cash used by investing activities was primarily due to the Company purchasing $349,950 worth of investments in 2018, with no similar activity in 2017.

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds to maintain its operations and develop the Company’s business. The Company anticipates raising additional capital, including additional equity financing, within the next twelve months for working capital and to execute its business plan, although the Company can provide no assurance that additional investors will be available on terms acceptable to the Company. If the Company is unable to obtain additional financing to meet its working capital requirements, it may have to curtail its business.

As of April 24, 2019, the Company has closed approximately $7,548,000 worth of Series A Preferred Stock in a Regulation A offering, with one or more additional closings anticipated in the short term (the “Series A Offering”). Following completion of the Series A Offering, the holders of the convertible notes subject to the Convertible Note Side Letter Agreement (which is attached hereto as Exhibit 6.9) may declare such convertible notes due and payable at any time. If the note holders declare the note payable and the Company fails to pay the amount due within five days of such notice, the interest rate of the applicable notes will increase from the current 8% to a 12% default rate.

Issuer’s Material Commitments for Capital Expenditures

As of the date of this Annual Report, the Company has committed to spend approximately $80,000 for the purchase and improvement of a drilling rig for use in research and development. The Company also plans to, but has not yet committed to spend (approximately):

•$100,000 to purchase a high-speed camera for use in research and development;

•$75,000 to lease mobile ground support equipment (skidsteer and mobile conveyor) for HTBM development;

•$500,000 ($250,000 per year for two years) to conduct ram accelerator research activities at the University of Washington, subject to a future definitive agreement.

Trend Information

During the annual period ended December 31, 2018, the qualification of the Offering Circular took substantially longer than originally estimated, requiring unanticipated professional expenditures, including but not limited to, additional legal and accounting expenditures during the review process and the need for completion of the 2017 financial statement audit earlier than planned.  In addition, the delay in qualification required a significant amount of management attention during this period.

Prior to closing on funding raised under the Series A Offering, the Company’s sources of capital to fund its net operating losses were limited and the Company’s ability to execute on its Plan of Operations was constrained, resulting in an overall increase in payables. During such period, the Company had to make difficult decisions including the sale of a piece of equipment, abandonment of a single foreign patent application, payment of unanticipated patent-related expense for extension periods, and entering into additional short-term loans to be repaid out of the Use of Proceeds from the Series A Offering.

Prior to December 31, 2018, the Company had issued a total of 1,049,491 shares of Series A Preferred Stock in connection with the Series A Offering at a par value of $0.0001 and a share price of $3.84 in exchange for $4,030,501 with net proceeds of $3,415,599 after issuance costs of $614,902. The closings of the Series A Offering completed up to April 24, 2019, totaled $ 7,548,049, and the Company anticipates disclosing final dollar amounts, including net proceeds and issuance costs, relating to the Series A Offering in a subsequent filing once the Series A Offering has been completed.

In addition, during the annual period ending December 31, 2018, the Company entered into the NASA SBIR Contract, which is a fixed-price contract with NASA totaling $124,900.  The contract is payable in three equal installments, the first two payments totaling $82,860 were received prior to December 31, 2018. Subsequent to the annual period, HyperSciences completed the final milestone and is awaiting payment as of the date of this filing.

On May 23, 2018, the Company received a Letter of Intent for its proposed Joint Industry Project (“JIP”) from Shell International Exploration and Production, Inc. (“Shell”) expressing its intent to build upon its past investment in the Company through its GameChanger program and contribute a sum of $250,000 towards Phase I of the JIP. The definitive agreement for the JIP is structured as an amendment to the existing Shell Agreement, which is attached hereto as Exhibit 6.10, and the amendment is attached hereto as Exhibit 6.12 (the “JIP Shell Amendment”). The JIP Shell Amendment has four milestones, the first milestone provides for payment of $170,000, the fourth provides for payment of $80,000. The Company achieved the first milestone and subsequently received payment in March of 2019 in the amount of $170,000.

During the Series A Offering, the management of the Company determined it was in the best interest of the Company to market the offering to a wider audience. For that reason, the Company engaged Dutchmen Group, Inc. (doing business as “TopHat”) to provide marketing services in support of HyperSciences’ offering. The structure of TopHat’s engagement enabled the management of the Company to evaluate the results achieved and modify marketing expenditures accordingly. Between October 2018 and March 2019, the Company purchased approximately $852,316 in social media advertising to promote its Series A Offering. TopHat managed the social media marketing efforts and deployed the Company’s marketing budget. For these services, TopHat was compensated at a rate of $12,000 per month in cash and is entitled to receive an additional $12,000 in equity for each month of service.

As a result of work conducted in relation to the JIP Shell Amendment, management of the Company determined the HyperCore™ 50 is a preferable form factor for current technology development efforts. The Company is now engaged in ongoing research and development efforts. The Offering Circular’s Use of Proceeds section at page 20 described a plan to build up to twenty (20) robotic HyperCore™ units in the event the Series A Offering was fully subscribed. The Series A Offering is not fully subscribed and the Company anticipates less than twenty (20) HyperCore™ units will be built using the proceeds from the Series A Offering.

The HyperCore™ 50 is not for down-hole drilling use, even though it will be used for Phase 1 of the HyperDrill JIP Agreement as the surface launcher. We believe development and construction of down-hole drill tools for oil and gas/geothermal drilling will likely require either additional investment or successful completion of a further joint industry project for HyperDrill™.

Management of the Company believes by initially reducing the number of HyperCore™ units to be manufactured and additional adjustments to its hiring and other expenditures, the Company will be able to meet the general goals of its Plan of Operations as set forth in the Offering Circular even though it may extend the original anticipated timeline for meeting those goals. The Company plans to continue raising additional capital as necessary in order to execute on its business plan as stated in the Offering Circular, subject to adjustment to the anticipated timeline as necessary.

Prior to December 31, 2019, we anticipate successfully completing Phase I field trials under the JIP Shell Amendment and intend to pursue subsequent joint-industry sponsored development and field trials. We also plan to pursue involving other major mining, construction, and/or energy companies within both the ongoing and future phases of JIP development. We also plan to demonstrate the HTBM™ system in 2019 in field trials and pursue additional opportunities for technology demonstrations that generate revenue for the Company.

HyperSciences may produce additional HyperCore™ units prior to December 31, 2019. Two (2) preproduction units are substantially completed and are being prepared for subsequent field testing as of the date of this Annual Report.

At least until December 31, 2019, HyperSciences plans to primarily scale its team as necessary using independent contractors to achieve development milestones. Management has determined this structure is advantageous because it allows HyperSciences to maintain more control over its expenses compared to hiring additional employees. HyperSciences plans to increase its number of employees if and when development milestones and adequate revenues or financings are achieved.

Item 3.  Directors and Officers

Directors, Executive Officers, and Significant Employees

Name	Position	Age	Term of Office (if indefinite, provides date appointed)	Approximate hours per week for part-time employees
Executive Officers:
Mark Russell	Chief Executive Officer	47	October 13, 2014
Kemper Rojas*	Chief Financial Officer	41
Directors:
Mark Russell		47	April 3, 2015
Mike McSherry*		51	April 3, 2015
Charles Russell*		48	April 3, 2015
Significant Employees:
Mark C. Russell	CEO/Chief Engineer	47
Jennifer O’Meara	VP of Engineering	39
Charles Russell*	Avionics/Robotics	48
Raymond Kaminski*	Brand/Marketing, Finance & Operations	35		~20-30 hours/wk
Dr. Carl Knowlen*	Ram Accelerator Chief	59		~5 hours/week

*These individuals are currently contractors of HyperSciences.

Family Relationships

Mark Russell and Charles Russell are brothers. Mark and Charles Russell, along with Mary and Robert Russell, the parents of Mark and Charles Russell, are members of EnergeticX.

Business Experience

Founder, Director, and Chief Executive Officer – Mark Russell, PE

Mark has a Masters from Stanford University in Aero/Astro engineering, is a former lead engineer and manager for Blue Origin, Intel and Boeing Sea Launch. Mark has a long history of family mining development, particularly in North America’s deepest hard rock mineral exploration drilling and as an engineering director for large new mines in the precious and base metals sector.

Mark Russell was engineering director of St. Augustine Gold and Copper Corp, responsible for permitting, economics and environmental impact for a 700 million ton copper project from 2011-2013 (US & Philippines).  Mark has led Ram accelerator developments for EnergeticX through filing first patents and testing on HyperDrill™ and HyperBreaker™ and then formed HyperSciences in 2014, leading it as CEO from 2014 to the present.

CFO –  Kemper Rojas, CPA, CFE

Kemper joined Fruci & Associates, a CPA firm, over 16 years ago as a recent graduate from the University of Washington.  She is a certified public accountant (CPA), a certified fraud examiner (CFE), a certified information technology professional (CITP), and a chartered global management accountant (CGMA).  She has served as the managing principal at Fruci & Associates for over 10 years.   Her area of focus is working with public companies as their PCAOB auditor as well as working with companies looking for funding via Reg A, CF or D filings by providing audited or reviewed financials as well as consulting services. In her role as managing principal at her firm, she has performed a search for likely merger candidates and has successfully executed six firm acquisitions since 2010.

Operations Advisor -  Raymond Kaminski

Raymond was a Vice President at Goldman Sachs helping develop the future of digital banking and financial technology. Raymond holds both a Bachelors and Masters of Science in Engineering from University of Illinois and Missouri Science and Technology, as a former lead engineer for Boeing and NASA on the Space Shuttle and International Space Station program his innovations have granted him numerous awards in his field. Raymond has a history in the startup world as founding member of Honest Dollar by leading the company’s vision as the Director of Product Development towards the one of the fastest and most talked about acquisition in Texas. Raymond brings to HyperSciences the strategy and business expertise required to support the world’s first company focused on hypervelocity applications.

VP Engineering – Jennifer O’Meara

Jennifer has successfully advanced from avionics and propulsion engineer to technical manager in avionics and propulsion for Blue Origin for the past 15 years.  She holds a Masters Degree in Aeronautics and Astronautics from Stanford University as well as holds Bachelor of Science in Aerospace Engineering from Georgia Tech. She held the role as Project Manager of crew capsule avionics hardware and software, including computers, harnessing, navigation systems and Avionics lead for conceptual design of BE-3 rocket engine.

Chief Advisor – Dr. Carl Knowlen

RAMAC Chief Advisor

PhD, AA Engineering, MSAA, BSAA, University of Washington, Seattle.

Dr. Knowlen is a Research Associate Professor at the University of Washington and has held that position for the past 10 years.  Dr. Knowlen’s research activities are related to energy conversion, combustion physics, and hypervelocity propulsion relating to research programs on the Ram accelerator hypervelocity mass driver.

Director and Vice President of Robotic Mining Business Development – Charles Russell

Charles was one of the first investors in the commercialization of the RAMAC technology and is also a HyperSciences Director. His past experiences involve exploration, development, permitting and sales of mineral projects in Asia. Charles is responsible for managing HyperSciences’ remote testing facility and installation and controls of the RAMAC instrumentation.  From 2011-2015, Charles has been the founder and president of RRPM, Radiant Rare and Precious Metals. Charles discovered a rare-earth deposit in Sri Lanka, explored, drilled and sold the property to a major Rare Earths company. Charles is currently President of Kong Bot, LLC a robotics development company located in Spokane, Washington and Bangkok, Thailand.

Director – Mike McSherry

Mike is a serial entrepreneur based in Seattle, WA. Mike is the CEO of Xealth and has held that role since January 2017. Xealth is a digital prescribing tool that lets doctors and care teams easily prescribe digital services (articles, videos, apps, programs, devices) to patients - just as they do for medications today.  Xealth has successfully completed its Series B with DFJ + Providence, UPMC, Hennepin & Froedtert health systems and others to expand its platform to dozens of use cases and additional Provider health systems.

Mike’s previous experience includes being former CEO of SWYPE (mobile app) as well as other large communication platforms. Mike executed the sale of SWYPE to Nuance Communications and remained as VP Advertising & Content Nuance Communications, Oct 2011 – May 2014.

Nuance Communications, VP Advertising & Content

Nuance Communications, Oct 2011 – May 2014.

* Invented Voice Ads, "Siri for Advertising". Uses voice recognition in ads with multiple patents issued

* Signed business development deals with the world's leading ad networks. Worked with global top 10 brands to launch campaigns.

* Developed advertising business models for voice personal assistants.

* Partnered with leading media and content companies for search and content integration.

Criminal Proceedings

None.

Compensation of Directors and Executive Officers

The following table provides the annual compensation received by the three highest paid persons who were executive officers or directors during the Company’s last completed fiscal year:

Name	Role	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Mark Russell	CEO	$200,000	$50,000	$250,000
Kemper Rojas*	CFO	$65,163	$13,105	$78,268

* Kemper Rojas serves as a contractor, all compensation was paid to Fruci & Associates.

Aggregate Director Compensation

The three directors of the Company received an aggregate total compensation of $0 for the Company’s last completed fiscal year.

Proposed Future Compensation

Mark has earned a salary of approximately $198,000 annually for the past four [4] years. At the discretion of the Board of Directors, a pay increase of approximately 20% may be authorized and bonus paid out based on sales and technical milestone performances met. The other Executive compensation will be determined by the board. Salaries will be reasonable and typically expected to be less than the CEO compensation package.

The Members of the Board may be allowed to be compensated at $2,500/month for their services

The CFO, Kemper Rojas of Fruci & Associates, has a contract position as a part-time CFO, the fee is billed hourly up to $5,000 per month, and any hourly overages are to be paid in stock.  The payments are made directly to the accounting firm Fruci & Associates, PS.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table, as of April 24, 2019, identifies the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities, or having the right to acquire those securities.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common	Mike McSherry	203,553	None	3.77%

Common	EnergeticX.net LLC*	3,708,092	None	68.70%
Common	Charles Russell	37,500	None	0.69%
Common	Mark Russell	52,131	None	0.97%

* EnergeticX is owned by Mark Russell (CEO/Founder/Director of HyperSciences), Charles Russell (VP/Director of HyperSciences), and Mary K. and Robert L. Russell (parents of Mark and Charles Russell).

Item 5.  Interest of Management and Others in Certain Transactions

The Company has entered into the following transactions in which management of related persons have an interest that are outside the ordinary course of our operations:

•A Master Services Agreement and Master Testing Agreement between HyperSciences and EnergeticX, its parent and majority shareholder.

•An assignment of patent assets by EnergeticX to HyperSciences in exchange for 2,800,000 shares of HyperSciences common stock and a license to the patents within a limited field of use (Exhibits 6.7 and 6.8).

•Contracted services through MineLab LLC and Radiant Rare and Precious Metals (RRPM), companies owned by Charles Russell, who is a 20% owner of EnergeticX and a director of HyperSciences, Inc. Charles Russell also performed contracting services for the Company.

•The Company has accepted $95,000 in cash advances from Mary and Robert Russell (parents of Mark and Charles Russell) that are intended to be memorialized into a promissory note.

For additional information, please see Note 5 to the “Financial Statements” section of this Annual Report.

Item 6.  Other Information

No additional information to report.

Item 7.  Financial Statements

Financial Statements

December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

HyperSciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HyperSciences, Inc., (“the Company”) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as he financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a history of net losses and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017

DeCoria, Maichel & Teague P.S.

Spokane, Washington

April 24, 2019

HyperSciences, Inc.

Contents

FINANCIAL STATEMENTS:     Page

Balance sheets18

Statements of operations19

Statement of changes in stockholders’ deficit20

Statements of cash flows21

Notes to financial statements22-33

HyperSciences, Inc.

HyperSciences, Inc. Balance Sheets
	December 31, 2018	December 31, 2017
ASSETS

Current Assets
Cash	$1,291,133	$290
Investments	349,950	-
Prepaids	81,730	-
Total current assets	1,722,813	290

Equipment
Equipment, net	31,355	114,288
Total equipment	31,355	114,288

Other Assets
Patents, net	316,996	210,745
Total other assets	316,996	210,745

Total assets	$2,071,164	$325,323

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities

Accounts payable	$98,648	$216,406
Related party payables	3,281	403,620
Accrued interest	528,969	344,593
Payroll liabilities	13,027	82,878
Convertible notes payable – short term (see Note 4)	2,571,171	2,542,072
Total current liabilities	3,215,096	3,589,569

Common stock payable	50,043	-
Convertible notes payable – long term (see Note 4)	-	415,000
Accrued interest	-	54,114
Related party advances	95,000	95,000
Total long term liabilities	145,043	564,114

Total liabilities	3,360,139	4,153,683

Commitments & Contingencies (see Note 9)	-	-

Stockholders’ Deficit:

Series A preferred stock, $0.0001 par value; 4,050,000 shares authorized, 1,049,491 and 0 shares issued and	105	-
outstanding at December 31, 2018 and December 31, 2017

Common stock, $0.0001 par value; 15,000,000 shares authorized, 5,397,727 and 4,400,000 shares issued and outstanding at December 31, 2018 and December 31, 2017	540	440

Additional paid in capital	4,739,917	34,694
Accumulated deficit	(6,029,537)	(3,863,494)
Total stockholders' deficit	(1,288,975)	(3,828,360)

Total liabilities and stockholders’ deficit	$2,071,164	$325,323

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.

HyperSciences, Inc. Statements of Operations For the years ended December 31,

	2018	2017

Revenue	$82,860	$-

Expenses:
Personnel	620,945	563,518
Research and development	762,844	362,782
Professional fees	328,932	131,818
Rent and facility costs	58,673	22,891
Shipping and freight	3,005	4,107
Travel	43,051	60,719
Depreciation and amortization	16,595	14,713
General and administrative	163,307	90,809
Loss on sale of equipment	34,910	-
Total operating expenses	2,032,262	1,251,357
Net loss from operations	(1,949,402)	(1,251,357)
Other income (expense)
Other Income	693	-
Interest expense	(217,334)	(240,715)
Net loss before provision for income tax	(2,166,043)	(1,492,072)
Provision for income taxes	-	-
Net loss	$(2,166,043)	$(1,492,072)

Net loss per common share - Basic and fully diluted	$(0.41)	$(0.34)

Weighted average number of shares outstanding - Basic and fully diluted	5,273,464	4,400,000

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.

HyperSciences Inc. Statement of Changes in Stockholders’ Equity (Deficit) Years ended December 31, 2018 and 2017
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance - December 31, 2016	-	$ -	4,400,000	$ 440	$ 30,989	$ (2,371,422)	$ (2,339,993)
Stock based compensation					3,705		3,705
Net loss						(1,492,072)	(1,492,072)
Balance - December 31, 2017	-	-	4,400,000	440	34,694	(3,863,494)	(3,828,360)
Common shares repurchased			(100,000)	(10)	(704)		(714)
Accounts payable converted to common shares			85,000	9	2,142		2,151
Convertible notes and accrued interest converted to common shares			682,727	68	870,715		870,783
Serious A Preferred shares issued for cash, net	1,049,491	105			3,415,494		3,415,599
Stock based compensation			330,000	33	257,499		257,532
Contributed capital from related party for forgiveness of debt					178,000		178,000
Warrants issued to defer payment of legal fees					18,077		18,077
Direct issuance costs payable in stock					(36,000)		(36,000)
Net loss						(2,166,043)	(2,166,043)
Balance – December 31, 2018	1,049,491	$ 105	5,397,727	$ 540	$ 4,739,917	$ (6,029,537)	$ (1,288,975)

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.

HyperSciences, Inc. Statements of Cash Flows For the years ended December 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(2,166,043)	$(1,492,072)
Adjustments to reconcile net loss to net cash used by operating activities:
Loss on sale of equipment	34,910	-
Depreciation and amortization	16,596	14,714
Share-based compensation	249,283	3,705
Warrants issued to defer payment of legal fees	18,077	-
Change in operating assets and liabilities:
Prepaid expenses	(81,730)	-
Accounts payable and accrued expenses	(115,608)	182,063
Payroll liabilities	4,649	-
Related party payable	47,661	53,417
Accrued convertible notes interest	213,144	240,642
Stock payable	14,043	-
Net cash used in operating activities	(1,765,018)	(997,531)

Cash flows from investing activities:
Purchase of equipment	(14,241)	(111,550)
Proceeds from the sale of equipment	49,000	-
Pending patent costs	(109,583)	(72,487)
Patent costs	-	(800)
Purchase of investments, net	(349,950)	-
Net cash used by investing activities	(424,774)	(184,837)

Cash flows from financing activities:
Repurchase of common shares	(714)	-
Proceeds from related party advance	-	95,000
Net proceeds from common stock issuances	8,250	-
Net proceeds from Series A Preferred stock issuances	3,415,599	-
Proceeds from convertible notes	57,500	975,000
Proceeds from promissory notes	200,000	-
Cash payments on promissory notes	(200,000)	-
Net cash provided by financing activities	3,480,635	1,070,000

Net increase (decrease) in cash and cash equivalents	1,290,843	(112,368)
Cash and cash equivalents at beginning of year	290	112,658
Cash and cash equivalents at end of year	$1,291,133	$290

Supplemental disclosures of cash flow info:
Taxes paid	$ -	$ -
Interest paid	$ -	$ -

Non-cash financing and investing activities:
Pending patents purchased with accounts payable	$ -	$ 2,580
Payroll liabilities converted to convertible note	74,500	11,089
Related party liabilities converted to convertible notes	270,000	-
Contribution of capital from related party for forgiveness of debt	178,000	-
Convertible note and accrued interest converted to convertible note	29,921	-
Convertible debt and accrued interest converted to common stock	870,783	-
Stock payable for direct issuance costs	36,000	-
Accounts payable converted to common stock	$ 2,151	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

HyperSciences, Inc. (“HSI”) was incorporated under the laws of the State of Delaware on October 13, 2014. HSI is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. HSI’s majority shareholder is EnergeticX, (“EGX’), a company controlled by the management of HSI, and which performs technological services similar to HSI.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is December 31. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $6 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include income taxes, share based compensation and useful lives of fixed assets and patents.

Risks and Uncertainties

As of December 31, 2018, the Company had not commenced full scale operations. The Company’s activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s plans or failing to profitably operate the business.

Revenue Recognition and Contract Costs

Effective January 1, 2018, the Company has early adopted “ASC 606 – Revenue from Contracts with Customers” related to revenue recognition. Under the standard, revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle. In addition, the standard requires disclosures to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company’s revenues are earned primarily from services provided relating to the design, system integration and other technological aspects associated with the development of deep down-hole drilling  and hypersonic propulsion technology. During the year the Company generated revenue from its platform feasibility and adaptation testing.

Revenue Recognition – Platform feasibility adaptation testing

During the year ended December 31, 2018, the Company was contracted to perform feasibility and adaptation testing. The contract established certain milestones that should be reached and amounts to be paid upon reaching those milestones. The Company did not use significant judgments relating to the contract as milestones clearly defined when revenue was earned. The contract consists of three milestones, the first two being performance testing and the last a final report. Revenue was recognized as milestones were met. As of December 31, 2018, the Company had not met the final milestone, the last portion of revenue relating to the contract was recognized after the Company submitted a final report in 2019. The Company generated revenue from one contract totaling $82,860 for the year ended December 31, 2018.

Under ASC 606, the Company is required to recognize as an asset the incremental costs of obtaining a contract with a customer if those costs are expected to be recovered. There were no such costs incurred and no practical expenditures or financing cost relating to obtaining the contract.

Deferred Revenue

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, it records deferred revenue, which represents a contract liability. The Company recognizes deferred revenue after it has satisfied its performance obligations to the customer and all revenue recognition criteria are met. The Company had no deferred revenue recorded at year ended December 31, 2018.

Equipment

Equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to ten years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Asset/Liability Description	FairValue 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds holding marketable equity securities	$ 349,950	$ 349,950	$ -	$ -
Total	$ 349,950	$ 349,950	$ -	$ -

The carrying amounts of financial instruments reported on the balance sheets approximate their fair value as of December 31, 2018 and December 31, 2017. At December 31, 2018 and December 31, 2017, the Company had $349,950 and $0 of investments subject to fair value measurement on a recurring basis. On January 1, 2018, the Company adopted ASU 2016-01 recognizing changes in equity securities fair value in net loss.

Advertising & Marketing costs

The Company’s advertising costs are expensed as incurred.  During the years ended December 31, 2018 and 2017, the Company recognized $30,632 and $561 in marketing costs, respectively, recorded in general and administrative costs.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was

$762,844 and $362,782 for years ended December 31, 2018 and 2017, respectively.

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, or stockholders’ equity as previously reported.

Investments

During the year ended December 31, 2018 the Company invested in equity securities comprised of mutual funds and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy. During the year ended December 31, 2018 no sales of investments occurred and an unrealized loss of $50 was recorded in net income.

Share-Based Compensation

The Company measures the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. Employee awards are accounted for under ASC 718 - where the awards are valued at grant date. Awards given to nonemployees are accounted for under ASC 505 where the awards are valued at earlier of commitment date or completion of services.

Patents

Patents are initially measured at the legal costs incurred in the filing process. Issued patents are being amortized on a straight-line basis over a period of 17 years. For pending patents, no life has yet to be determined. Once the patents are issued, these patents will be assigned a life and amortized over the life which was assigned. The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent’s carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Income Taxes

Income taxes are accounted for under the liability and asset method. The Company assesses its income tax positions and records tax benefits for all year’s subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2018 and 2017.

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2018: options to purchase 281,167 shares, convertible notes convertible into 27,611 shares, and warrants to purchase 21,830 shares. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2017: options to purchase 281,167 shares.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. As of December 31, 2018, and 2017, the Company had $1,291,133 and $290 in cash and cash equivalents, respectively. The Company maintains its cash in bank deposit accounts that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Recent Accounting Pronouncements

In 2018, the Company adopted FASB Accounting Standards Update 2014-09, Revenue From Contracts With Customers, which will supersede existing revenue recognition guidance under current U.S. GAAP. The new standard is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods and services. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. There was no material impact on the Company's results of operations or financial condition upon adoption of the new standard.

In 2016, the FASB issued Accounting Standards Update 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company does not expect this to have a material impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

NOTE 2 – EQUIPMENT

Equipment consisted of the following at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017

Computers and equipment	$14,241	$-
Trucks and trailers	17,608	17,608
Tractors and drills	15,535	112,822
	47,384	130,430
Accumulated depreciation	(16,029)	(16,142)
Total equipment	$31,355	$114,288

Depreciation expense for the years ended December 31, 2018 and 2017 was $13,264 and $12,662 respectively. During year ended December 31, 2018, the Company sold equipment of $83,910 net book value at a loss of $34,910.

NOTE 3 – PATENTS

Patents consisted of the following at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017

Pending patents	$256,075	$179,797
Patents granted	68,316	35,012
	324,391	214,809
Accumulated amortization	(7,395)	(4,064)
Total patents	$316,996	$210,745

Amortization expense for the years ended December 31, 2018 and 2017 was $3,332 and $2,052, respectively. The following table presents the estimated future amortization of patents granted for the next five fiscal years ending December 31:

2019	$ 4,019
2020	4,019
2021	4,019
2022	4,019
2023	4,019
Total	$ 20,095

Granted patents consist of six patents at December 31, 2018 and two patents at December 31, 2017. These patents have been issued and are related to machinery used for the drilling and extraction of minerals. Six patent applications were purchased from EnergeticX, a related party and majority shareholder. The Company recorded the patents at EnergeticX’s net carrying value.

Pending patents consist of costs related to thirty-four patent applications at December 31, 2018 and thirty-one at December 31, 2017, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No life has yet been determined for these patent applications. Once they are issued, they will be assigned a life and amortized over the assigned life. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company currently has several convertible notes payable outstanding. A majority of the convertible notes payable have all exceeded their maturity dates. The terms of the note agreements provide that the notes shall be due and payable on the earlier of (i) ten days of such amount being declared due and payable by the Majority Investors (note holders) at any time after the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Majority Investors or made automatically due and payable. To date, no declaration has been made by the Majority Investors to make the notes due and payable, and all the convertible notes not converted into common stock in 2018 are classified as current and outstanding at December 31, 2018. At December 31, 2018 all convertible notes outstanding are no longer convertible except for $36,171.

In June through August of 2015, the Company entered into eleven convertible notes totaling $930,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $180,000 of the principal balances and $38,292 of accrued interest into 180,873 shares of common stock and $25,000 of principal balance and $4,921 of accrued interest into a new convertible note on February 28, 2018. The remaining $725,000 principal balance of these notes, including the related accrued interest, remain outstanding at December 31, 2018.

In February 2016, the Company entered into two convertible notes totaling $225,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity. These notes and the related accrued interest remain outstanding at December 31, 2018.

On June 9, 2016, the Company exchanged an account payable to a legal firm into a $35,000 convertible promissory note. The note matured on June 26, 2016, had an 8% interest rate, and was convertible into common shares at the discretion of the holder upon the occurrence of certain events. The note was amended on June 10, 2016 to extend the maturity date to January 31, 2017. Upon maturity, the note ceased to be convertible into equity. This note, and the related accrued interest remain outstanding at December 31, 2018.

In June through September of 2016, the Company entered into nine convertible notes totaling $785,000. The notes matured on January 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $25,000 of the principal balances, and $2,915 of accrued interest on those balances, into 23,130 shares of common stock on February 28, 2018. The remaining $760,000 principal balance of these notes and the related accrued interest remain outstanding at December 31, 2018.

From February through July 2017, the Company entered into eight convertible notes totaling $875,000. The notes matured on July 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain noteholders agreed to convert $85,000 of the principal balances, and $25,537 of accrued interest on those balances, into 91,589 shares of common stock on February 28, 2018. The remaining $790,000 of these notes and the related accrued interest remain outstanding at December 31, 2018.

In July 2017, $11,089 of payroll liabilities outstanding were converted into a convertible promissory note. The note matured on July 31, 2017, had an 8% interest rate, and was convertible into common shares at the discretion of the holder. Upon maturity, the note ceased to be convertible into equity; however, the Company and the noteholder agreed to exchanged $11,089 of the principal balance and $480 of accrued interest on those balances into 9,379 shares of common stock on February 28, 2018. No balance remains outstanding on this note at December 31, 2018.

On August 7, 2017, the Company entered into a convertible note totaling $100,000. The note matures on August 7, 2018, has an 8% interest rate, and is convertible into common shares at the discretion of the holder or the Company. This note and $6,970 of accrued interest was converted into 88,633 shares of the Company’s common stock on February 28, 2018. No balance remains outstanding on this note at December 31, 2018.

On February 9, 2018, the Company agreed with EnergeticX to forgive and exchange $448,000 of the related party payables balance due from HSI to EGX for a $270,000 convertible note and forgive the remaining $178,000 balance.  The note was then converted into 223,715 shares of the Company’s common stock on February 28, 2018. The related party debt forgiveness was accounted for as additional paid in capital during 2018.

On February 9, 2018, the Company agreed with Mark Russell, the Company’s CEO, to convert $74,250 of the payroll balance due him into a convertible note. Mr. Russell then converted this note into 52,131 shares of the Company’s common stock on February 28, 2018.

On February 28, 2018, the Company entered into six convertible notes totaling $87,421. Amount consisted of $57,500 cash proceeds and $29,921 of prior note and principal. The board of directors then elected to convert $51,250 of the note payable balance into 13,277 shares of the Company’s common stock. The remaining balance of these notes after conversion was $36,171.

NOTE 5 – RELATED PARTY TRANSACTIONS

In addition to the related party transactions discussed in Note 4, the Company and EGX funded a significant portion of HSI’s expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HSI and EGX. Under these agreements all of HyperSciences testing is done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014. EGX continued to fund a portion of HSI’s operations through June 30, 2018.

The Company also has contracted services through MineLab LLC and Radian Rare and Precious Metals (RRPM) that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock. Both of these companies are owned by Chuck Russell, who is a 20% owner of EGX and a director of HSI. Chuck also performed direct consulting services for the Company during 2018 and 2017.

In 2017, the Company issued 96,250 shares of stock options to Mark, Chuck, Robert, Anne, and Andy Russell for services that were previously performed (see Note 4). The following is a representation of the related party transactions that occurred during the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Related Party Expenses
Consulting fees paid to Chuck Russell	$ 20,000	$ 30,000
Share based compensation expense Russell direct family members	287	1,303
EGX expenses incurred for HIS	137,069	150,159
Total related party expenses	$ 157,356	$ 181,462

Related Party Advances due to (Prepaids),Net
Advances due to Robert and Mary Russell	95,000	95,000
Notes payable to HSI	-	11,500
Prepaid amounts to EGX	(14,430)	-
Total related party payables (Prepaids), Net	$ 80,570	$ 106,500

NOTE 6– INVESTMENTS

During the year ended December 31, 2018, the Company invested $350,000 in mutual funds comprised of equity securities. For the year ended December 31, 2018 there were no sales of securities, realized gains, or realized losses. Upon the adoption of ASU 2016-01, net unrealized holding losses on securities in the amount of $50 for the year ended December 31, 2018 has been recorded in other income in the statement of operations. Unrealized gains and losses during the year ended are as follows:

Current	Acquisition Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mutual Funds	$350,000	3,772	(3,822)	$349,950
Total	$350,000	3,772	(3,822)	$349,950

NOTE 7 – STOCKHOLDERS’ DEFICIT

At December 31, 2018 and 2017, the Company had 5,397,727 and 4,400,000 common shares issued and outstanding, respectively.

General

In April of 2015, the Company’s board of directors adopted the HyperSciences, Inc. 2015 Equity Incentive Plan (“the Plan”). The Plan’s purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company’s business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciate rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan as amended on February 28, 2018 is 1,500,000 shares.

On April 12, 2018, the Board of Directors authorized the issuance of a new class of stock: Series A Preferred Stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company’s Common Stock to 15,000,000 and the number of Series A Preferred Stock to 4,050,000.

On February 28, 2018, the Company repurchased 100,000 shares of the Company’s common stock at a price of $0.0071429 per share, pursuant to the Company’s right to repurchase the shares. These shares are available to be reissued.

On February 28, 2018, the Company elected to convert $803,033 of convertible notes payable that were issued in 2015 through 2018, including associated accrued interest, into 665,169 shares of the Company’s common stock at a conversion price of approximately $1.21 per share and to convert $67,750 of convertible notes payable issued in 2018 into 17,558 shares of common stock at a conversion price of approximately $3.85 per share.

At December 31, 2018 stock payable of $50,043 relates to contracts and agreements for professional services performed.

Restricted Stock Purchase Agreement

On February 28, 2018, the Company entered into a restricted stock purchase agreement with a service provider, that allowed for the purchase of 330,000 shares of the Company’s restricted common stock for $0.025 per share. The right is subject to vesting provisions over the service period that release the Company’s right to repurchase the shares at $0.025 per share over a period of twenty-four months commencing on January 1, 2018. The entirety of these shares was purchased by the service provider on February 28, 2018 for $8,250. In connection with the purchase, share based compensation of $248,325 was recorded during the year based upon the estimated fair value of the restricted common stock at the end of the year. Future stock compensation expense related to this award to be recognized during the years ending December 31, 2019, and 2020 is expected to be approximately $231,413 and $21,038, respectively.

Stock Purchase Warrant

On February 28, 2018, the Board of Directors elected to issue a warrant to purchase .33% of the total diluted equity of the Company as of February 28, 2018, or 21,830 shares of common stock to the Company’s attorneys as compensation for a deferment of payment of $32,750 in legal fees, until the first closing of the Regulation A offering. The terms of the warrant provide that shares of common stock may be purchased at an exercise price equal to the per-share price of the stock sold during the Company’s Series A offering ($3.84). The expiration date of the warrant is the ten-year anniversary of its issuance. As of December 31, 2018, warrants had not been exercised. The warrants were valued at $18,077 and recorded in professional fees on the Statement of Operations.

The estimated fair value of the warrants at February 28, 2018 was calculated using the Black Scholes pricing model with the following assumptions:

Risk-free interest rate	3.070%
Expected life in years	10
Dividend yield	0%
Expected volatility (based on peer analysis)	59.30%

Preferred Series A Stock

On September 19, 2018, the Company received notification from its escrow agent that the minimum subscription threshold had been met in order to perform the first closing under the Company’s Regulation A Offering. This offering was qualified by the SEC on June 28, 2018 with the Company able to offer up to 2,604,166 Series A Preferred Stock shares at $3.84 per share for up to a total of $10 million in gross proceeds.  The Company continues to accept subscriptions under this offering which will close upon the earlier of (1) the maximum offering amount being achieved, (2) June 28, 2019, or (3) the date at which the offering is terminated by the Company in its sole discretion.

As of December 31, 2018, the Company has issued a total of 1,049,491 shares of Series A Preferred Stock for $4,030,501 with net proceeds of $3,415,599 after issuance costs of $614,902.

Serious A Preferred Stock holders are entitled to receive dividends in preference and priority to any declaration or payment of any distribution on common stock.  Preferred shareholders are also entitled to a liquidation preferences over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Preferred shareholders as a group if at least 651,000 shares outstanding, without their majority vote, can block the Company from altering or changing the rights of the preferred shares, amending the certificate of incorporation, increasing or decreasing the authorized number of preferred stock or shares in the corporation’s equity incentive plan, and changes in directors.  Preferred shareholders can also block the Company from authorizing or creating any new class or series of capital stock as well as preventing dividend declarations (within certain boundaries) for common stock holders.

Preferred shares can be converted into common stock by multiplying the number of Series A shares by the conversion ratio and dividing the applicable Original Issue price by the conversion price. (1:1 basis with some adjustments). The Preferred shares also have anti-dilution rights that adjust the number of shares of common stock issuable upon conversion of the shares of the series A preferred stock in the event of a stock split, stock dividend, or other distribution of property to holders of common stock, or certain issuances of Common Stock with a price per share less than $3.84.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee.

Stock Options

On January 31, 2017, the Board of Directors elected to grant stock options to eighteen parties, totaling 195,750 options. The options each have an exercise price of $0.025. The options were granted for services performed in 2015 and 2016. Of the options issued, 68,250 options vested at the grant date; 86,042 options vested through the remainder of 2017 (with 10,000 forfeitures); and the remaining 41,458 options will vest through 2020.

On May 3, 2017, the Board of Directors elected to grant 255,000 stock options to two parties. The options each have an exercise price of $0.025. There were 180,000 options granted for services performed during 2016; of those options 85,000 vested in 2017 and 95,000 non-vested options were forfeited. There were 75,000 options issued for services performed in 2017; of those options 10,417 vested in 2017 and 64,583 non-vested options were forfeited.

The fair market value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($0.025) as determined by the board of directors based upon its review of such factors as it deems necessary or relevant, including, without limitation, the Company’s current financial condition, business outlook, the Company’s product development efforts, business risks and opportunities relevant to the Company, discounts for lack of common stock marketability, and such other information as it deems advisable at the time of determination; 2) expected stock price volatilities (49.54%-57.7%) based on the historical volatilities of the daily closing prices of comparable public companies’ common stock; 3) a risk-free interest rate (1.25%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the grant; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of options granted during 2017 was $7,048, with a weighted average option value of $0.016.

Stock option transactions under the Company’s plans for the years ended December 31, 2018 and 2017 are summarized as follows:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2017	-	-	-
Granted	450,750	$0.025	9 years
Forfeited	169,583	$0.025	9 years
Outstanding at December 31, 2017	281,167	$0.025	9 years
Outstanding at December 31, 2018	281,167	$0.025	8 years
Exercisable and outstanding at December 31, 2018	264,017	$0.025	8 years

The share-based compensation expense recognized for options outstanding during years ended December 31, 2018 and 2017 were $958 and $3,705, respectively. The remaining unrecognized compensation cost will be recognized ratably over the related vesting period which ranges from 2019 to 2020. Future stock compensation expense related to this award to be recognized during the years ending December 31, 2019 and 2020 is expected to be approximately $272 and $21, respectively. The intrinsic value of the options at year end is estimated to be $358,518 based upon management’s estimate of the Common Stock value at year end.

Total compensation cost related to non-vested options and a restricted stock purchase agreement not yet recognized as of December 31, 2018 was $252,744 and will be recognized on a straight-line basis through the end of the vesting periods, January 30, 2020. Future stock compensation expense related to these awards to be recognized during the years ending December 31, 2019 and 2020 is expected to be approximately $231,685 and $21,059, respectively. The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures. Stock compensation expense was $249,283 and $3,705 for the years ended December 31, 2018 and 2017, respectively.

NOTE 8 – INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). Net operating losses (NOLs) were approximately $5,700,000 and $3,850,000 as of December 31, 2018 and 2017, respectively.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes.  The sources and tax effects of the differences are as follows:

	December 31, 2017	December 31, 2018
Statutory federal income tax rate	21%	35%
Change in valuation allowance	(21%)	(35%)
Effective income tax rate	0%	0%

As of December 31, 2018, the Company has a net operating loss carryforward of approximately $5,700,000 to reduce future federal taxable income which begins to expire in the year 2035. This results in a tax asset of $1,200,000 using a statutory rate of 21% and a change in valuation allowance of $350,898. The Company is also subject to corporate taxes in the State of Delaware which has similar net operating loss carryover provisions which start to expire in the year 2035.

The Company’s deferred tax asset consists primarily of carryforward net operating losses (NOLs). Due to uncertainty, as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before they begin to expire in 2035 through 2037, with the 2018 carryforward having no expiration date. The Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The following table represents the tax effect of net operating loss carryforwards on the Company’s fully reserved deferred income tax asset:

	December 31, 2018	December 31, 2017
Federal net operating loss carryforward	$ 1,163,597	$ 812,699
Valuation allowance	(1,163,597)	(812,699)
Effective income tax rate	$ -	$ -

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception.  All of the Company's open tax years beginning in tax year 2016 are subject to federal and state tax examinations. Any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2018 and 2017.

NOTE 9 – COMMITMENTS & CONTINGENCIES

The Company leases two properties, one lease agreement expires in 2019 and the other is a month-to month lease. Total rent paid for leases was $58,673 and $22,891 for the years ended December 31, 2018, and December 31, 2017, respectively. The Company’s expected rent expense for the lease expiring in 2019 is $20,280 and the month to month rent expense is $4,500.

NOTE 10 – SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, December 31, 2018, through April 24, 2019, the date these financials were available for issuance, and identified the following subsequent events:

The Company has raised an additional $3,517,548 through their Regulation A offering. Total preferred shares issued as a result was 916,036.

Item 8. Exhibits

2.1First Amended and Restated Certificate of Incorporation*

2.2Amended and Restated Bylaws*

6.12015 Equity Incentive Plan*

6.2Form of Series A Preferred Subscription Agreement*

6.3Investors’ Rights Agreement*

6.4Right of First Refusal and Co-Sale Agreement*

6.5Voting Agreement*

6.6

University of Washington License Agreement*

6.7EnergeticX License Agreement (Exhibit F)*

6.8EnergeticX License Agreement (Exhibit G)*

6.9Convertible Note Side Letter Agreement*

6.10Shell Agreement*

6.11Letter of Intent*

6.12JIP Shell Amendment

8Form of Escrow Agreement*

11Independent Auditor’s Consent

*Previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 29, 2019.

HyperSciences, Inc.

By:     /s/ Mark Russell

Mark Russell, Chief Executive Officer of

HyperSciences, Inc.

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:     /s/ Mark Russell

Mark Russell, Chief Executive Officer and Director

Date: April 29, 2019

By:     /s/ Kemper Rojas

Kemper Rojas, Chief Financial Officer

Date: April 29, 2019

By:      /s/ Charles Russell

Charles Russell, Director

Date: April 29, 2019